February 20, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Heather Clark

Hugh West

Patrick Fullem

Jennifer Angelini

Re:	Big Tree Cloud Holdings Limited

Amendment No. 2 to Draft Registration Statement on Form F-4

Submitted February 8, 2024

CIK No. 0001999297

Dear Sirs and Madams:

Big Tree Cloud Holdings Limited, a Cayman Islands company (the “Company”), hereby submits to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 15, 2024 (the “Comment Letter”), with respect to the above-referenced Draft Registration Statement on Form F-4 filed confidentially with the Commission on November 22, 2023 (as amended on January 16, 2024 and February 8, the “Draft Registration Statement”).

Concurrently with the transmission of this letter, the Company is filing Amendment No. 3 to the Draft Registration Statement (the “Amendment”) with the Commission through EDGAR, which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 2 to Draft Registration Statement on Form F-4 submitted February 8, 2024

General

1.	If the assets in your trust account are securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act, disclose the risk that you could be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 83 and 84 of the Amendment accordingly.

February 20, 2024

2.	We note your disclosure that the NTA Requirement Amendment Proposal would remove from Plutonian’s charter the requirement that Plutonian will not consummate a business combination unless it has net tangible assets of at least $5,000,001 upon consummation thereof. We further note that the NTA Proposal does not appear to be conditioned on approval of the Business Combination Proposal, and that you disclose Plutonian believes it and the combined entity can rely on the Exchange Rule to avoid being treated as a penny stock. However, if the amount in the trust falls below $5,000,001 as a result of redemptions, Plutonian would likely no longer meet the Nasdaq listing standards. At that point, it is possible that Plutonian would become a penny stock. Please revise disclosure in your Questions and Answers section and elsewhere as appropriate to clearly discuss the impact that the trust falling below $5,000,001 would have upon Plutonian’s listing on Nasdaq and discuss the consideration given to this possibility in the Board of Directors’ determination to propose to remove this provision from its charter. Please provide clear disclosure that removal of this provision could result in Plutonian’s securities falling within the definition of penny stock and clearly discuss the related risks to Plutonian and its investors. Additionally revise your disclosure to clarify whether the NTA Proposal is conditioned upon the approval and/or closing of the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on cover page and pages xi, xii, xiii, 23, 24, 75, 76, 129, 130 and 131 of the Amendment accordingly.

Summary of the Proxy Statement/Prospectus, page 1

3.	We note you have deleted references to the prior redemption of shares. Please include information regarding the redemption of 2,510,358 shares in connection with the shareholder meeting on August 8, 2023, in your summary section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page 1 of the Amendment accordingly.

Risk Factors, page 31

4.	Please revise your risk factor disclosure relating to the NTA Requirement Amendment Proposal to fully discuss the consequences and related risks to each of Plutonian and the combined entity in the event that the NTA Proposal is adopted or is not adopted.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages xiii, 23, 24, 75, 76 of the Amendment accordingly.

We do not have a specified maximum redemption threshold in the SPAC Charter...., page 74

5.	Please revise disclosure indicating that Plutonian’s charter does not contain “a specified maximum redemption threshold,” to reconcile the apparent inconsistency with the shareholder proposal to remove the net tangible asset requirement from the charter. We note references to “cash conditions pursuant to the terms of the Merger Agreement;” please describe these with the other conditions to closing in your summary section, or revise accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages xv, of the Amendment accordingly.

Unaudited Pro Forma Condensed Combined Financial Information
Basis of Pro forma Presentation, page 174

6.	We understand the maximum redemption scenario (scenario 2) is determined based on the Plutonian stockholders’ approval of amending the charter to remove the $5,000,001 NTA requirement. Please revise your disclosure in adjustment 4 (within the Unaudited Pro Forma Combined Balance Sheet Adjustments on page 177) to discuss (and quantify) the maximum share redemption that could occur to consummate the merger transaction in the event the Proposal No. 6 does not get approved.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 180 of the Amendment accordingly.

February 20, 2024

Please do not hesitate to contact the undersigned at zhuwenquan@bigtreeclouds.com or the Company’s U.S. counsel, Jia Yan at 86 (021) 6103-2969 or Devin Geng at 86 (021) 6103-2971 of Paul Hastings LLP with any questions or comments regarding this letter.

Sincerely,

Big Tree Cloud Holdings Limited

By:	/s/ Wenquan Zhu
Name:	Wenquan Zhu
Title:	Chairman and Chief Executive Officer

cc:	Jia Yan, Esq., Paul Hastings LLP
Devin Geng, Esq., Paul Hastings LLP